UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41647

Ohmyhome Limited

11 Lorong 3 Toa Payoh,

Block B #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On March 23, 2023, Ohmyhome Limited (the “Company”) closed its initial public offering (the “IPO”) of 2,800,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-268691), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 6, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 20, 2023. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. Prime Number Capital LLC acted as the lead underwriter and SBI China Capital Financial Services Limited acted as the co-manager of the offering. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “OMH” on March 21, 2023.

In connection with the IPO, the Company issued a press release on March 21, 2023 announcing the pricing of the IPO and a press release on March 23, 2023 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ohmyhome Limited

Date: March 23, 2023	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering